REDACTED COPY AS FILED WITH FORM 10-K ON OR ABOUT FEBRUARY 18, 2009

EXHIBIT 4.4
GUARANTY AGREEMENT

This GUARANTY AGREEMENT (the “Guaranty”) is made as of the 29th day of October, 2008, by UIL HOLDINGS CORPORATION, a corporation duly organized and existing under the laws of the State of Connecticut, U.S.A., with its principal office located at 157 Church Street, New Haven, Connecticut  06510 U.S.A. (herein called "Guarantor"), for the benefit of GE PACKAGED POWER, INC., a corporation duly organized and existing under the laws of Delaware, with its head office situated at 1333 West Loop South, Houston, Texas  77027 U.S.A. (herein called "Contractor").  (Guarantor and Contractor are individually referred to herein as a “Party” and collectively as the “Parties.”)

RECITALS:

WHEREAS, GenConn Middletown LLC, a limited liability company duly organized and existing under the laws of the State of Connecticut, U.S.A., with its principal office located at 157 Church Street, New Haven, Connecticut  06510 (herein called "Buyer") is a wholly-owned subsidiary of GenConn Energy LLC; and

WHEREAS, GenConn Energy LLC is jointly owned in equal shares by The United Illuminating Company (“UI”), a specially chartered Connecticut corporation and subsidiary of Guarantor, and NRG Connecticut Peaking Development LLC (“CPD”) (collectively, UI and CPD being referred to herein as the “Participants”);

WHEREAS, Contractor has entered into an agreement with Buyer dated October 20, 2008 (together with the schedules, annexes, and exhibits thereto and as the same may be amended from time to time, herein called the “Contract”), for the supply of four LM6000 gas turbine generators to be installed at Middletown Station in Middletown, Connecticut (the “Project”);

WHEREAS, Section 6.2 of the Contract requires Buyer to obtain and deliver a parent company guarantee of Buyer’s performance under the Contract from each of the participants; and

WHEREAS, Guarantor, as ultimate owner of a 50% share of Buyer, is willing to enter into this Guaranty to satisfy the conditions of the Contract.

NOW, THEREFORE, in consideration of the premises and mutual covenants set forth herein, the Parties hereto agree as follows:

1.  Guarantor unconditionally and irrevocably guarantees to Contractor that, in the event Buyer fails to perform or observe the terms and provisions of the Contract, Guarantor shall immediately upon first demand in writing by Contractor perform or take such steps as are necessary to achieve performance or observance of such terms and provisions and shall indemnify and keep indemnified Contractor against any and all losses, damages, claims, costs, charges, and expenses (“Guaranteed Obligations”) howsoever arising under the Contract as follows:

REDACTED COPY AS FILED WITH FORM 10-K ON OR ABOUT FEBRUARY 18, 2009

(a)
to the extent the Guaranteed Obligations involve or require the payment of money or the incurrence of an expense by Guarantor, Guarantor shall be responsible for [* * *] of such payment or expense (the “Guarantor’s Share”);

(b)
it shall be a condition of Guarantor’s obligation in respect of such payment or expense that Contractor shall have made written demand on NRG Energy, Inc. (or any successor to NRG Energy, Inc.’s obligations as guarantor) in an amount equal to Guarantor’s Share; and

(c)
in no event shall any demand hereunder that involves or requires the payment of money or the incurrence of an expense by Guarantor, together with any previous demands of such nature hereunder, exceed [* * *] of the remaining unpaid Contract Price under the Contract.

2.  The liability of Guarantor hereunder shall not be reduced or discharged by any alteration in the relationship between Buyer and Contractor which has been consented to by Buyer in writing (with or without the knowledge or consent of Guarantor), or by any forbearance or indulgence by Contractor towards Buyer or Guarantor whether as to payment, time, performance, or otherwise.

3.  Guarantor agrees to make any payment due hereunder upon first written demand without set-off or counterclaim and without any legal formality such as protest or notice being necessary, and waives all privileges or rights which it may have as a guarantor, including any right to require Contractor to claim payment or to exhaust remedies against Buyer or any other person.

4.  The obligations of Guarantor hereunder shall continue in full force and effect until Buyer has demonstrated its financial capability to continue to carry out its obligations under the Contract, in a form reasonably acceptable to Contractor, which shall occur on the earlier of (a) the date the Buyer shall have secured financing which, together with equity commitments, shall be in an amount sufficient to pay the Contract Price (the “Financing”) and (b) the date the Buyer’s direct or indirect owners shall have secured the Financing for the benefit of the Buyer (alone or in combination with its affiliates).

5.  This Guaranty and the undertakings herein contained shall be binding upon the successors and assigns of Guarantor and shall extend to and inure for the benefit of the successors or permitted assignees of Contractor.  Contractor may assign, charge, or transfer all or any of its right, title and interest in this Guaranty upon such terms as Contractor may think fit to any agent for and on behalf of any syndicate of banks and financial institutions providing credit and guaranty facilities to Contractor in connection with the Contract.  Contractor may not otherwise assign or otherwise transfer any of its rights or obligations hereunder.  Guarantor may transfer all of its rights and obligations hereunder by way of assignment or novation to the ultimate parent of a third party that would qualify as a third party transferee under Article 31 of the Contract; provided, that such ultimate parent of the third party shall affirm its assumption of this Guaranty in writing to the Contractor.  Upon such transfer, Guarantor shall be released of all future obligations hereunder.  No person other than Contractor or such permitted assignees as described above is intended as a beneficiary of this Guaranty nor shall any such person have any rights hereunder.

6.  Notwithstanding anything to the contrary above, in the event of any claim under this Guaranty, Guarantor shall be entitled to assert any defense, set-off or counterclaim that Buyer could assert had such claim been made directly against any person under the Contract.

7.  In the event there is any good faith dispute under the Contract that relates to a sum being claimed under this Guaranty, the obligations under this Guaranty shall be suspended pending the resolution of such dispute either by agreement of Buyer and Contractor or by non-appealable final judicial order.

* * * Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.

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8.  This Guaranty shall be governed by and construed in accordance with the laws of the State of New York, provided that any provision of such law invalidating any provision of this Guaranty or modifying the intent of the Parties as expressed in the terms of this Guaranty shall not apply.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective authorized representatives as of the date first written above.

UIL HOLDINGS CORPORATION By: /s/ J.P. Torgerson Name: James P. Torgerson Title: Chief Executive Officer	GENERAL ELECTRIC COMPANY By: /s/ Darryl Wilson Name: Darryl Wilson Title: Vice President